

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Shantanu Gaur
Chief Executive Officer
ALLURION TECHNOLOGIES, INC.
11 Huron Drive
Natick, MA 01760

> **Re: ALLURION TECHNOLOGIES, INC.**
> **Registration Statement on Form S-1**
> **Filed September 18, 2023**
> **File No. 333-274564**

Dear Shantanu Gaur:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 18, 2023

Cover Page

1. For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares.

2. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Prospectus Summary, page 22

3.      We note your disclosure of the Public Warrants exercise price on page 22. We also note the approximately $2.2 million in proceeds from the exercise of the Rollover Warrants. Disclose the exercise price for all warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure on your cover page and in your risk factors, MD&A and Use of Proceeds section, and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Risk Factors
Sales of shares of our Common Stock may cause the market price of our Common Stock to fall. , page 72

4.      We note your disclosure highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. Please illustrate this risk by disclosing the current percentage of shares being registered for resale out of the total number of shares outstanding. We also note your disclosure that even though the current trading price is at or below the SPAC IPO price, the private investors may have an incentive to sell because they will still profit on sales because of their lower purchase price. Please revise your disclosure to clarify that private investors could profit on sales when public investors may not.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 133

5.      We note that the projected revenues for 2023 were $100.0 million, as set forth in the unaudited summarized prospective financial information for Allurion that Compute Health management reviewed with the Compute Health Board in connection with the evaluation of the Business Combination. We also note that your actual revenues for the six months ended June 30, 2023 were approximately $27.0 million. It appears that you will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

Overview
Liquidity and Capital Resources, page 137

6.      In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common

stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors and other selling securityholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

8. We note that, after a registrant's first registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date, or the date the Form 10-Q would otherwise be due. Please tell us when you intend to file your 10-Q for the quarter ended June 30, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nicholas O'Leary at 202-551-4451 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc:    Danielle Lauzon, Esq.